82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030588

REGISTRANT'S NAME Manson Creek Resources

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 3874 FISCAL YEAR 9-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 3/15/02

MANSON CREEK RESOURCES LTD.

2001 ANNUAL REPORT

President's Message

The last year has been a key year for the advancement of Manson's Yukon properties as exciting new volcanogenic massive sulphide ("VMS") style targets were generated and brought to the drill stage, with the objective of identifying further Marg-like polymetallic VMS deposits. The Marg deposit, located some 25 kilometers to the south west of our JRS property reportedly consists of 6.092 MT grading 1.76% copper, 2.46% lead, 4.6% zinc, 62.7 gpt silver and 1.0 gpt gold. As VMS deposits often occur in clusters, Manson Creek believes that there is an excellent chance that further marg-style mineralization can be found in the project area with continued exploration.

The shift in exploration focus from silver-lead-zinc vein hosted deposits to massive sulphide deposits has resulted in the termination of the Prism and Falconbridge Option agreements on the Kathleen Lakes and Craig properties respectively. Although the mineralization present on those claims remains interesting, the average grade and size of potential deposits on the Optioned grounds did not justify continued work in view of current metal prices. All of the targets generated by Manson Creek over the last 3 years are now located on 100% owned Manson Creek claims.

Manson Creek remains committed to explore its Yukon properties using a low cost approach and remains in excellent financial shape to take its projects through the drill stage. Excellent government programs in support of the industry exist at this time in the Yukon; and Manson Creek is doing its utmost to benefit from these sources of funds to continue working with minimal impact on its existing treasury.

Additionally, in order to benefit from recent positive changes in the regulatory and investment climate in British Columbia, management has initiated a new project generation initiative in British Columbia which should lead to new projects being evaluated by the Company during 2002.

Manson Creek remains in excellent financial condition and looks forward to an exciting 2002 exploration year.

J. Devonshire

President

Yukon Exploration Report

Manson Creek Resources Ltd. has been conducting mineral exploration since 1997 on three properties located in the southern Wernecke Mountains of the Yukon Territory. The Wernecke Mountains are located approximately 110 kilometres northeast of Mayo and have previously been recognized as a mineralized district with excellent potential to host economic Mississippi Valley Type, Replacement, and Vein type silver - lead - zinc deposits. Exploration in this area during the seventies located numerous silver - lead - zinc occurrences and deposits. This area has seen little exploration since the early 1980's, after the collapse in the price of silver.

The southern portion of the district is underlain by Paleozoic clastic rocks, and the northern part by carbonates. A number of greenstone bodies occur within the sediments. The Paleozoic clastic rocks in the south are separated from the Precambrian rocks to the north by a zone of south dipping thrust faults collectively termed the Dawson Thrust Zone. Along this fault zone a package of rocks composed of slate, quartzite, conglomerate, iron rich carbonate and minor volcanics, informally known as the "grit unit", is thrust northwards over Ordovician carbonates and black clastic units.

Manson Creek's work in the area over the last 5 years has outlined the widespread presence of sub aqueous volcanic flows and tuffs which generally underlie the previously identified Paleozoic clastic rocks and related shales. A number of strong gossans at the transition between the volcanic units and the shales have been identified and mapped in a context which is similar to that of the Marg VMS deposit, which also occurs in this belt of rocks. Manson's exploration focus at this time is concentrated on the identification of further mineralized volcanogenic massive sulphide deposits in this area.

MANSON CREEK RESOURCES LTD.
Yukon Property sketch map



Blende
Beaver River
Val/Vera
Kathleen Lakes Property
(Rusty and KLA claims)
135° 30'
64° 15'
Rackla Claims
Kathleen Lakes
Rackla River
JRS Claims
Craig
NAD Claims
Clark Lakes
McQueston lake
Marg
Nadaleen River
Tanner Claims
Stewart River
Keno Hill
ELSA
Galena Hill
LEGEND
Roads
Rivers
KNOWN MINERAL DEPOSITS/OCCURENCES
MANSON CREEK PROPERTIES
SCALE
0
10
20
Kilometers
N.W.T.
MAP LOCATION
YUKON
ALBERTA
British Columbia

KATHLEEN LAKES PROJECT

OPTION

Manson Creek entered into an option agreement with Prism Resources Inc. on their Kathleen Lakes property in 1997. The property lies within the Wernecke Mountains east of Mayo in the Yukon Territory. Prism and its joint venture partners conducted over $5,000,000 in exploration programs on the property in the seventies. Diamond drilling and underground exploration programs by Prism at Rusty Mountain delineated two mineralized zones reportedly containing 935,770 tons of mineralized material grading 8.96 ounces per ton silver, 1.81% lead, and 1.89% zinc. The Kathleen Lakes property consists of 206 claims, which cover 4,305 hectares (10,640 acres).

Further work on known mineralized showings on the Prism Option ground did not return results which would have justified a continued commitment to further explore the property. As such, Manson Creek has notified Prism Resources Inc. at the end of the initial Option period that it acknowledged the lapsing of the Option.

RUSTY/KLA

Manson Creek has also acquired a 100% interest in the Rusty and KLA claims through the staking of 280 claims which in total cover 5,853 hectares (14,457 acres). These claims overlay geology considered prospective for hosting polymetallic VMS-SEDEX styles of mineralization.

Field exploration commenced on the Kathleen Lakes property in the summer of 1998 and consisted of helicopter supported stream sediment geochemical sampling, soil geochemical sampling, geological mapping and prospecting, and an aerial photography survey. Further mapping was carried out in 1999 and 2000. An airborne geophysical survey was flown over parts of the property as part of the 2001 work program.

A new drill target with massive sulphide potential has been delineated during the 2000 mapping and 2001 airborne geophysical survey. The target is defined by a geophysical anomaly consisting of high conductivity with a minimum area of some 1,500 meters by 1,500 meters. A coincident magnetic high underlies the conductivity anomaly over a minimum area of some 300 by 400 meters. Although no detailed mapping has been conducted directly over the site of this anomaly, mostly due to abundant tree cover, siliceous exhalative horizons have previously been mapped immediately to the west of the conductor and gabbro boulder conglomerates have been mapped to the immediate south. These elements are indications of an important stratigraphic change between outcropping black shales and possible underlying volcanic stratigraphy, a context which would be similar to that of the Marg VMS occurrence located some 35 Km to the south west of the property. Further work on this target will consist of detailed mapping, followed if justified by ground geophysics and drill testing.

CRAIG PROPERTY

Manson Creek entered into an option agreement with Falconbridge Limited on their Craig property in 1998. The Craig property consists of five claims totaling 80 hectares (198 acres) and is located about 22 kilometres from Rusty Mountain. Prior exploration by Falconbridge and its predecessor companies cost in excess of $1,800,000. Previous diamond drilling on the Craig Main Zone has delineated a mineralized zone reportedly containing 964,500 tons with an average grade of 3.6 ounces per ton silver, 13.5% zinc, and 8.5% lead.

Further work on known mineralized showings on the Craig Property did not return results which would have justified a continued commitment to further exploration. As such, Manson Creek has notified Falconbridge Limited at the end of the Option period that the Option has lapsed.

NAD PROPERTY
Manson Creek Resources Ltd. 100%

In 1998 Manson Creek staked 157 claims covering 3,282 hectares (8,107 acres) called the NAD property contiguous to the Craig property to cover several mineralized zones which are on strike with the Craig Main Zone.

Exploration on the Craig and NAD claims in 1998 consisted of color aerial photography, helicopter supported stream sediment geochemical sampling, soil geochemical sampling, geological mapping and prospecting as well as Induced

Polarization geophysical surveying.

The discoveries in 1998 and 1999 of sulphide bearing shales as well as large masses of sulphide bearing silica with anomalous values of copper (to 6.85%), gold (to 20.37 g/t), silver and zinc are now believed to represent new styles of mineralization than those previously identified on Craig. An extensive volcanic complex has now been mapped on the NAD property and the new copper-gold mineralization is now recognized to occur at the volcano-sedimentary interface, a typical VMS type setting. Ongoing field work on the NAD Property in 2001 as well as airborne geophysical survey results have resulted in the outlining of extensive nickel-bearing komatiitic flows, which are lithological units and mineralization styles previously unrecognized in the area. A number of discrete conductors associated with the komatiitic units will be ground checked in future programs for their massive sulphide potential.

JRS PROPERTY
Manson Creek Resources Ltd. 100%

The JRS property was staked in 2001 as part of a mapping and airborne geophysical surveying program which focused on a previously unexplored area by Manson Creek with extremely high stream sediment geochemistry. At this time the property consists of 25 claims centered around a new drill target within a context similar to that of the Marg VMS deposit located some 25 Km to the South West.

The target consists of a broad oxidation zone located at the interface between black shales and underlying quartz sericite schists interpreted to be metamorphosed felsic volcanics or siliceous tuffs. It is exposed discontinuously over some 150 meters in strike length with apparent thicknesses varying between 0.5 to over 2 meters where exposed. Grab sampling of pyrite bearing quartz sericite schists overlying the oxidation zone has returned a value of 0.8 g/t gold and 0.39% copper to date. An active transported gossan is emanating from the oxidation zone and being redeposited in the creek draining the anomaly.

The JRS target is considered drill ready and drilling will be conducted in coming programs to determine whether the unweathered protolith of the oxidation zone corresponds to Marg type massive sulphide mineralization.

TANNER PROPERTY
Manson Creek Resources Ltd. 100%

The Tanner claims were acquired by Manson Creek in 2001 through an initial purchase agreement with a local prospector for 8 claims covering an area with a number of large transported gossans similar to those at JRS in a prospective black shale package possibly underlain by volcanic stratigraphy. The purchase agreement calls for total payments of $16,500 over three years and the vendor retains a 2% NPI in the claims.

A further 36 claims were staked around the original claims in 2001 to cover a large airborne geophysical conductivity anomaly which spatially corresponds to the location of known gossans on the property. The conductive zone, outlined over some 4,000 meters by some 300 meters in width, coincides with active transported gossans and bedded barite horizons. The target in this instance consists of potential unexposed sulphide sources giving rise to the gossan and conductivity anomalies in a possible VMS-SEDEX type environment. Further work on these targets will consist of ground geophysical surveys to further delineate the target and subsequent drill testing for possible massive sulphide deposits.

RACKLA CLAIMS
Manson Creek Resources Ltd. 100%

The Rackla Claims (16 claims) were staked in 2001 to cover a large transported gossan and its possible source as part of the regional work performed in the area by the Company. They will be further explored pending positive results in the continued evaluation of similar gossans on JRS and Tanner in the coming seasons.

Management's Discussion & Analysis of Financial Conditions & Results of Operations

September 30, 2001

The following analysis of Manson Creek's results of operations and financial position should be read in conjunction with the financial statements and related notes.

Results of Operations

Loss for the Year: The Company's loss for the year ended September 30, 2001 was $1,891,000 ($0.12) per share, compared to a loss of $2,005,000, ($0.13), per share for the year ended September 30, 2000.

Revenues and Expenses: Interest and other income decreased approximately $4,000 from the 2000 fiscal year due to declining cash balances. Operating expenses remained consistent from 2000 to 2001. "General and administrative" costs increased $15,000 primarily due to a bad debt of $11,000 in 2001. "Reporting to shareholder" costs decreased $10,000 due to a conscious effort to reduce costs through less expensive reports and reduced numbers. Finally "Stock exchange and transfer agent fees" decreased due to the move during fiscal 2000 from the Toronto Stock Exchange to the Canadian Venture Exchange where annual fees are significantly lower.

The Company's equity in loss of an investment limited partnership decreased from $40,000 in 2000 to Nil in 2001. This investment was disposed of on October 1, 2000. Investments were written-down by $40,000 in fiscal 2000 to reflect a decline in market value that was not considered temporary. The mineral property write-offs for fiscal 2001 aggregated $1,828,000 (2000- $1,863,000). The write-down of the Craig, Kathleen Lakes option, Rankin Inlet and Parker Lake properties accounted for the 2001 write-off. The Belle and Mets properties in British Columbia and various miscellaneous unallocated property costs were written-off in fiscal 2000.

Liquidity and Capital Resources

The Company is debt free and had $779,000 in cash and cash equivalents as at September 30, 2001, (2000- $920,000). The Company has a positive working capital position of $816,000 at September 30, 2001, (2000- $940,000). There will be sufficient liquid assets to fund all the expected exploration activities in fiscal 2002.

Operating Cash Flow: Operating activities have not traditionally been a significant source of, or requirement for, liquidity. Cash flows used in operating activities aggregated $39,000 in fiscal 2001 (2000- $26,000).

Financing Activities: During fiscal 2001 the Company received $26,000 (2000 - $107,000) as a Yukon Mineral Exploration tax credit.

Investing Activities: Cash basis mineral property additions in fiscal 2001 totaled $216,000 (2000- $134,000). In 2001 the Company received proceeds of $88,015 on the sale of its investment in a limited partnership. Fiscal 2001 expenditures were incurred on the Yukon properties; Kathleen Lakes, Nad, Tanner and JRS. Fiscal 2000 expenditures were also incurred in the Yukon.

Risks and Uncertainties

Manson Creek operates in the mining industry in an international environment, and accordingly its success in achieving its objectives is affected by numerous circumstances over which it has no control. In addition to the risks inherent in the exploration of natural resources, the Company faces risks associated with political instability, commodity prices and their effect on the valuation of mineral properties and equity issues, as well as risks associated with changes in general economic conditions.

Outlook

Exploration efforts during the 2002 fiscal year will continue to focus on the Yukon properties. The Company is also actively pursuing joint venture partners for certain of its Yukon properties.

Forward Looking Statements

Some of the statements contained in this annual report are forward-looking statements such as statements that describe the Company's future plans, including words to the effect that the Company or management expects a stated condition or result to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to many factors, most of which are beyond the control of the Company.

Management's Statement of Responsibility For Financial Reporting

To the Shareholders of Manson Creek Resources Ltd.:

The accompanying financial statements and other financial information included in this annual report are the responsibility of the management of Manson Creek Resources Ltd. and have been approved by the Board of Directors. The financial statements have been approved by management, and are prepared in conformity with Canadian Generally Accepted Accounting Principles and, where appropriate, reflect management's best estimates based on currently available information. Financial information presented elsewhere in the annual report is consistent with that in the financial statements.

The management of the Company developed and continues to maintain systems of internal accounting controls and management practices designed to provide reasonable assurance that the financial information is relevant, reliable and accurate. Our independent auditors, whose report on their audit of the financial statements follows, also review our systems of internal accounting controls to the extent necessary in order to render an opinion. Financial management personnel and our independent auditors meet with the Audit Committee of the Board of Directors at least once a year to report on accounting, internal accounting control and financial reporting matters.

James Devonshire
President

Shari Difley
Chief Financial Officer

Auditors' Report

To the Shareholders of Manson Creek Resources Ltd.:

We have audited the balance sheets of Manson Creek Resources Ltd. as at September 30, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
December 3, 2001

Grant Thornton LLP
Chartered Accountants

Manson Creek Resources Ltd.
Balance Sheets

September 30	2001	2000
Assets		
Current		
Cash and cash equivalents	$ 778,913	$ 920,181
Accounts receivable	70,132	58,460
Prepaids	5,625	22,500
	854,670	1,001,141
Investments and other assets (Note 3)	60,000	153,640
Mineral properties (Note 4)	1,021,729	2,692,598
	$ 1,936,399	$ 3,847,379
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 38,827	$ 60,814
Capital Stock (Note 5)	7,110,533	8,499,033
Deficit	(5,212,961)	(4,712,468)
	1,897,572	3,786,565
	$ 1,936,399	$ 3,847,379

On behalf of the Board

"Jean Pierre Jutras"	"James Devonshire"
______________________ Director	______________________ Director
Jean Pierre Jutras	James Devonshire

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Operations and Deficit

Years Ended September 30	2001	2000
Revenue		
Interest and other	$ 46,195	$ 49,727
Expenses		
General and administrative	77,492	61,704
Professional fees	10,738	11,794
Reporting to shareholders	9,032	19,592
Stock exchange and transfer agent fees	5,266	9,112
	102,528	102,202
Loss for the year before the undernoted	(56,333)	(52,475)
Other		
Equity in loss of investee	-	(39,577)
Depreciation	(7,568)	(10,046)
Write-down of investments	-	(40,000)
Abandonments and write-down of mineral properties	(1,827,592)	(1,863,135)
Net loss	(1,891,493)	(2,005,233)
Deficit, beginning of year	(4,712,468)	(2,707,235)
Adjustment for change in accounting policy (Note 7)	1,391,000	-
Deficit, end of year	$ (5,212,961)	$ (4,712,468)
Loss per share:		
Basic and diluted	$ (0.12)	$ (0.13)
Weighted average number of shares outstanding:		
Basic and diluted	15,549,569	15,483,416

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Cash Flows

Years Ended September 30		2001		2000
Increase (decrease) in cash and cash equivalents				
Operating activities				
Interest and other income received	$	46,195	$	51,537
Cash operating expenses		(85,234)		(77,749)
		(39,039)		(26,212)
Investing activities				
Mineral property additions		(216,244)		(134,014)
Proceeds on sale of investments		88,015		-
		(128,229)		(134,014)
Financing activities				
Exploration incentives received		26,000		107,000
Decrease in cash and cash equivalents		(141,268)		(53,226)
Cash and cash equivalents,				
Beginning of year		920,181		973,407
End of year	$	778,913	$	920,181

See accompanying notes to the financial statements.

1. Nature of operations

Manson Creek Resources Ltd. is engaged in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The majority of the Company's activities to date have been conducted in Canada and, as a result, segmented information is not presented.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of the properties, where necessary, and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

2. Summary of significant accounting policies

a) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and cash equivalents

Cash and cash equivalents includes bank deposits and term deposits with maturities equal to or less than 90 days.

c) Mineral properties and equipment

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned, the related costs are charged to operations.

Equipment is recorded at cost net of depreciation calculated on a declining balance basis at rates ranging from 20% to 30%

d) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

e) **Joint interest operations**
Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

f) **Investments**
Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary. The investment in a limited partnership is accounted for on the equity basis.

g) **Foreign currency translation**
Foreign currency denominated monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated non-monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect on the transaction date. Revenue and expense items are translated at average exchange rates for the period. Foreign exchange gains or losses are included in the determination of net earnings for the period.

h) **Financial instruments**
The fair market values of cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments.

i) **Reclamation costs**
The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

j) **Income taxes**
Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse, see Note 7.

k) **Earnings (Loss) per share**
Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments, in accordance with new standards approved by the Canadian Institute of Chartered Accountants, see Note 8.

3. Investments and other assets

	2001	2000
Investments (market value $33,000; 2000 – $148,000)	$ **60,000**	$ 148,015
Prepaid rent	**-**	5,625
	$ **60,000**	$ 153,640

Effective September 1, 1996, the Company entered into a sub-lease agreement for office space whereby base rent of $120,000 was prepaid for the 64 month term of the lease. The rent expense is recognized as a charge to income on a straight-line basis over the term of the lease.

A portion of the office space is sublet to other companies, related by virtue of certain common directors and/or management. The annual base rent recovery from these related parties is approximately $33,000.

Manson Creek Resources Ltd.
Notes to the Financial Statements
September 30, 2001

4. Mineral properties

2001 Exploration and development expenditures:	Total	Yukon						Unstaked Property and Other
		Kathleen Lakes	Craig	Nad	Kathleen Non-Option	Tanner	JRS	
Balance September 30, 2000	$2,460,010	$422,368	$141,816	$426,659	$187,088	$ -	$ -	$1,282,079
Geological consulting	70,660	2,775	660	30,669	-	800	31,720	4,036
Airborne geophysical	61,463	7,834	-	32,356	7,833	-	13,440	-
Project field costs and miscellaneous	60,370	2,023	-	27,010	1,758	1,762	26,112	1,705
Geochemical analysis	3,317	-	-	1,659	-	-	1,658	-
Reallocate to staked properties	-	12,440	-	-	14,169	108,993	54,843	(190,445)
Exploration incentives	(45,000)	(5,107)	-	(16,682)	(7,323)	(8,620)	(7,268)	-
Write-offs and abandonments	(1,681,553)	(442,333)	(142,476)	-	-	-	-	(1,096,744)
Balance September 30, 2001	929,267	-	-	501,671	203,525	102,935	120,505	631
Property acquisition costs:								
Balance September 30, 2000	206,412	47,000	20,850	22,991	40,875	-	-	74,696
Costs incurred	10,886	-	2,500	-	-	5,610	286	2,490
Write-offs and abandonments	(146,039)	(47,000)	(23,350)	-	-	-	-	(75,689)
Balance September 30, 2001	71,259	-	-	22,991	40,875	5,610	286	1,497
Total mineral properties September 30, 2001	$1,000,526	$ -	$ -	$524,662	$244,400	$108,545	$120,791	$ 2,128
Equipment	52,875							
Accumulated depreciation	(31,672)							
Total mineral properties and equipment September 30, 2001	$1,021,729							

2000 Exploration and development expenditures:	Total	Yukon				Unstaked Property And Other
		Kathleen Lakes	Craig	Nad	Kathleen Non-Option	
Balance September 30, 1999	$4,147,016	$1,132,717	$141,224	$ -	$ -	$2,873,075
Reallocate opening amounts	-	(758,250)	-	426,659	187,088	144,503
Geological consulting	107,335	37,902	488	-	-	68,945
Air and fuel	24,030	10,581	-	-	-	13,449
Project field costs and miscellaneous	46,094	9,597	104	-	-	36,393
Drill demobilization	3,821	3,821	-	-	-	-
Exploration incentives	(26,000)	(14,000)	-	-	-	(12,000)
Write-offs and abandonments	(1,842,286)	(442,333)	-	-	-	(1,842,286)
Balance September 30, 2000	2,460,010	-	141,816	426,659	187,088	1,282,079
Property acquisition costs:						
Balance September 30, 1999	205,894	40,000	17,225	20,061	35,665	92,943
Costs incurred	21,368	7,000	3,625	2,930	5,210	2,603
Write-offs and abandonments	(20,850)	-	-	-	-	(20,850)
Balance September 30, 2000	206,412	47,000	20,850	22,991	40,875	74,696
Total mineral properties September 30, 2000	$2,666,422	$469,368	$162,666	$ 449,650	$227,963	$1,356,775
Equipment	50,281					
Accumulated depreciation	(24,105)					
Total mineral properties and equipment September 30, 2000	$2,692,598					

Approximately $187,000 (2000 - $744,000) of the foregoing expenditures, funded from proceeds of flow-through share issues, have no cost basis for income tax purposes.

4. **Mineral properties** (continued)

Yukon

i) Kathleen Lakes
In fiscal 1998 the Company entered into an option/joint venture agreement with Prism Resources Ltd.,("Prism"), whereby the Company may earn an initial 50% interest in the Kathleen Lakes property. In order to earn the 50% interest, the Company was required to expend $1,000,000 on the property by December 31, 2001 and issue 100,000 shares to Prism on each of December 31, 1998 and December 31, 1999. By September 30, 2001 the Company had issued the necessary shares, however it became apparent in the last quarter of 2001 that sufficient expenditures would not be incurred by the deadline. As a result, the carrying costs of $489,333 were written-off.

ii) Craig
In fiscal 1998 the Company entered into an agreement with Falconbridge Ltd., ("Falconbridge"), whereby the Company could earn a 60% interest in the Craig property by paying Falconbridge $5,000, issuing 150,000 of its shares and incurring $500,000 in exploration expenditures on the property by December 31, 2001. The shares were issued and cash payment made, however, it became apparent during the 2001 fiscal year that sufficient expenditures would not be incurred by the deadline. As a result, the $166,000 carrying costs of the property were written-off during fiscal 2001.

iii) Non-option properties
During fiscal 2001 the Company incurred exploration costs on Yukon properties, the claims of which are held 100% by the Company. These properties were NAD, Kathleen Lakes – non-option, Tanner and JRS.

Nunavut

i) Parker Lake
The Company has 33.3% of the Parker Lake property in a joint venture with Cumberland Resources Ltd. A number of the claims comprising the property have expired and the Company does not intend to incur further expenditures on this property, therefore the Company wrote-off the carrying costs of $851,000 during fiscal 2001.

ii) Rankin Inlet
The Company has a 30% interest in Rankin Inlet in a joint venture with Comaplex Minerals Corp. The Company having determined that it will not incur further expenditures on the property, has written-off the carrying costs of $318,590 during fiscal 2001.

British Columbia

During the 2000 fiscal year the Company wrote-off the carrying value of its Mets and Belle mineral properties, when Management determined that there would be no further exploration expenditures incurred on the two properties. The write-down attributable to these two properties was $1,828,000.

5. **Capital stock**

a) **Authorized:**
 i) an unlimited number of voting shares
 ii) an unlimited number of Class A preferred shares issuable in series
 iii) an unlimited number of Class B preferred shares issuable in series

5. Capital stock (continued)

b) Common shares issued and to be issued:

	Number of Shares	Stated Value
Balance, September 30, 1999	15,370,402	$ 8,488,533
Issued pursuant to option agreement	150,000	10,500
Balance, September 30, 2000	15,520,402	8,499,033
Change in accounting policy for future income taxes (Note 7)	-	(1,391,000)
Restated balance	15,520,402	7,108,033
Issued for property pursuant to option agreement	50,000	2,500
Balance, September 30, 2001	15,570,402	$ 7,110,533

c) Outstanding options

	Number of Shares		
Expiry Date	2001	2000	Price
July 19, 2006	1,100,000	-	$ 0.10
February 27, 2002	75,000	75,000	$ 0.62
January 22, 2001	-	110,000	$ 1.24
June 19, 2001	-	635,000	$ 0.25
	1,175,000	820,000	

d) Option Transactions

	Number of Options	Weigted-average Exercise Price
As at September 30, 1999	1,251,000	$ 0.47
Granted	200,000	$ 0.25
Expired or cancelled	(631,000)	$ 0.47
As at September 30, 2000	820,000	$ 0.42
Granted	1,100,000	$ 0.10
Expired or cancelled	(745,000)	$ 0.40
As at September 30, 2001	1,175,000	$ 0.13

e) Outstanding Warrants

At September 30, 2000, the Company had warrants outstanding, issued in conjunction with private placements to Golden Rule Resources Ltd. to purchase 2,000,000 common shares, exercisable at $1.50 per share until March 6, 2001. The warrants expired without exercise in fiscal 2001.

6. Related party transactions

Golden Rule Resources Ltd. (Golden Rule), a Company related by virtue of certain common officers and directors, officers of the Company, and corporations in which certain of the Company's officers and directors are shareholders incurred exploration expenditures on the Company's behalf and provided services, at usual professional rates, as presented below.

		2001		2000
Geological and exploration	$	32,000	$	81,000
Direct administrative		47,000		52,000
	$	79,000	$	133,000

Included in accounts payable is $7,000 (2000 - $14,000) due to Golden Rule with respect to the foregoing.

The Company sublet office space to companies related by virtue of certain officers and directors. The aggregate base rent and operating costs charged to the Companies was $95,000 during the year, (2000- $94,000).

7. Income taxes

a) On October 1, 2000 the Company retroactively adopted, without restatement of prior financial statements, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. The liability method of calculating income taxes is based upon the difference between the financial and tax bases of assets and liabilities. Previously the Company used the deferral method, which was based upon the differences between the timing of reporting income and expenses for financial and income tax purposes.

The effect of this change in accounting policy was to decrease the deficit by $1,391,000 and decrease share capital by $1,391,000. The adjustments were the result of the tax treatment of flow-through share issues.

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

		2001		2000
Computed expected tax recovery at a combined Provincial and Federal rate of 44.6% (2000 – 44.6%)	$	(844,000)	$	(894,000)
Effect on income taxes resulting from:				
Non-recognition of losses and future tax benefits for financial statement purposes		844,000		(894,000)
Future income tax expense	$	-	$	-

The net future income tax asset at September 30, 2001 is comprised of:

		at 44.6%
Capital assets with income tax values exceeding book values	$	1,009,000
Investments with tax values exceeding book values		9,000
Non-capital losses carried forward		58,000
Future income tax assets before valuation allowance		1,076,000
Valuation allowance		(1,076,000)
Future income tax asset	$	-

7. Income taxes (continued)

b) The Company has incurred losses for income tax purposes of approximately $131,000 the related future benefit of which has not been recognized in the financial statements. Unless sufficient taxable income is earned in future years these losses will expire in 2005, ($6,000), 2006 ($23,000), 2007 ($55,000) and 2008 ($47,000).

c) The Company has the following approximate amounts available that may be deducted, at the annual rates indicated, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expense	$ 2,425,000	100%
Canadian development expense	342,000	30%
Foreign exploration and development expense	444,000	10%
Undepreciated capital cost	72,000	20-30%
	$ 3,283,000	

8. Loss per share

The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of per share amounts. In the fourth quarter of 2001 the Company retroactively adopted the new standard. Under this standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options, warrants and other dilutive instruments. Under the treasury stock method only "in the money" dilutive instruments impact the dilution calculations.

No adjustments were required to either reported net loss or weighted average number of shares in computing diluted per share amounts for either fiscal 2001 or fiscal 2000. Prior period diluted loss per share has been restated for this change in accounting policy. If the imputed earnings method had been used to calculate these amounts the reported amounts would not have differed.

9. Commitment

Subsequent to year-end the Company entered into a five-year contract to lease office space commencing January 1, 2002. The annual base rent commitments ending December 31, 2006 will be $46,800. The Company has entered into sub-lease agreements with three companies, related by virtue of certain common officers and directors. Pursuant to the sub-lease agreements, the sublessors will pay the Company monthly base rent aggregating $35,100 annually, for the duration of the original lease, as well as their share of lease operating costs.

Corporate Information

Head Office:
#500, 926 - 5th Avenue S.W.,
Calgary, AB T2P 0N7
ph. 403.233.0464
fax. 403.266.2606
toll free 1.888.237.7898

Directors:
Shane Ebert
James Devonshire
Bruce Evans
Pauline Woodrow
Jean Pierre Jutras

Officers:
James Devonshire, *President*
Jean Pierre Jutras, *Vice-President*
Barbara O'Neill, *Secretary*
Shari Difley, *Chief Financial Officer*
Bruce Evans, *V.P. Exploration*

Audit Committee:
Shane Ebert
James Devonshire
Pauline Woodrow

Transfer Agent & Registrar:
CIBC Mellon Trust Company
Mall Level,
1177 West Hastings Street,
Vancouver, B.C. V6E 2K3

Legal Counsel:
Bennett Jones LLP
4500 Bankers Hall East
855-2nd Street S.W.
Calgary, AB, T2P 4K7

Bank:
HSBC Bank of Canada
333 - 5th Avenue S.W.,
Calgary, AB T2P 3B6

Auditors:
Grant Thornton LLP
#2800, 500 - 4th Ave. S.W.,
Calgary, AB T2P 2V6

Listed:
Canadian Venture Exchange

Symbol:
MCK

For investor relations information please contact us at:

1.888.237.7898
or email inquiries@gold.ca

web site: http://www.gold.ca

Manson Creek Resources Ltd .

#500, 926 - 5th Avenue S.W.,
Calgary, AB T2P 0N7
ph. 403.233.2464

fax. 403.266.2606